Exhibit 99.1

Nevada Geothermal Power Inc. Announces Adoption of Shareholder Rights Plan

VANCOUVER, B.C. (November 28, 2008) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced that its board of directors has adopted a Shareholder Rights Plan (the “Rights Plan”).  The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid for the Company.  Currently securities legislation only requires a take-over bid to remain open for 35 days.  The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives which could maximize shareholder value and make informed recommendations to shareholders.  The Rights Plan was not adopted in response to, or in anticipation of, any acquisition or takeover offer. The Company is not aware of any pending or threatened takeover bid.

In order to implement the Rights Plan, the board of directors has authorized the issuance of the rights to holders of its common shares at the rate of one right for each common share outstanding.  For administrative convenience, the rights will automatically attach to the common shares and will be represented by certificates representing the common shares.  No further action will be required by the shareholders.  On the occurrence of certain triggering events, which includes the acquisition by a person or a group of 20% or more of the votes attached to all outstanding voting shares of the Company in a transaction not approved by the board of directors, the rights will entitle to holders (other than the acquiring person or group) to acquire new common shares of the Company at a significant discount to the market price. The rights are not triggered by purchases of voting shares made pursuant to a “permitted bid”, which is a takeover bid made by way of a formal takeover bid circular to all holders of common shares on identical terms, which is open for a prescribed number days and is for a prescribed minimum number of the outstanding voting shares held by independent shareholders, and which permits shareholders who tender their shares to subsequently withdraw them before the closing date of the bid.

The Rights Plan is effective upon its adoption by the board, however it is subject to acceptance by the TSX Venture Exchange and ratification by the Company’s shareholders.  The Rights Plan will be submitted to the shareholders for ratification at the Company’s upcoming annual general meeting, scheduled for December 4, 2008.

About Nevada Geothermal Power Inc.:  Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable.  NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 200 MW from the current leaseholds.

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Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries Shelley Kirk, Telephone: 604-638-8784 Toll Free: 866-688-0808 X118

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.